For Release:	Oct. 26, 2007
Contact:	Eric Olson
218-723-3947
eolson@allete.com

Investor	Tim Thorp
Contact:	218-723-3953
tthorp@allete.com

ALLETE reports third quarter 2007 earnings of 58 cents per share

ALLETE Inc. (NYSE: ALE) today reported third quarter 2007 earnings of 58 cents per share, on net income of $16.5 million and operating revenue of $200.8 million.

In the third quarter a year ago, earnings were 78 cents per share on net income of $21.8 million and operating revenue of $199.1 million.

Earnings from ALLETE’s energy business segments were, in total, about the same in the third quarter of 2007 as they were in 2006.

ALLETE’s investment in the American Transmission Company recorded net income of $1.9 million in the third quarter of 2007, compared to $0.6 million in the third quarter a year ago. ALLETE began investing in ATC in May of 2006, and that investment gradually grew throughout the year.

Regulated Utility net income of $13.0 million for the quarter was down from $13.7 million in 2006. Kilowatt-hour sales of electricity were about two percent lower than last year, and operations and maintenance expenses were higher due to a planned outage and storm recovery expenditures. These items were partially offset by a lower effective tax rate this year.

ALLETE’s real estate income in the third quarter was $0.6 million compared with $5.1 million in the third quarter of 2006. ALLETE Chairman, President and CEO Don Shippar noted that the company’s latest earnings guidance, issued in July, assumed real estate activity during the second half of 2007 would fall from levels recorded a year earlier due to difficult market conditions.

 “ALLETE remains on track to meet our 2007 earnings expectation of $3.00 to $3.05 per share,” Shippar said. Through the first three quarters of this year, ALLETE has earned $2.31 per share versus $1.95 for the same period in 2006.

ALLETE’s corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended September 30, 2007 and 2006
Millions Except Per Share Amounts
	Quarter Ended		Year to Date
	2007	2006	2007	2006
Operating Revenue	$200.8	$199.1	$629.4	$569.9
Operating Expenses
Fuel and Purchased Power	91.8	79.5	262.4	211.9
Operating and Maintenance	72.1	68.7	231.3	220.0
Depreciation	12.2	12.2	35.8	36.6
Total Operating Expenses	176.1	160.4	529.5	468.5
Operating Income from Continuing Operations	24.7	38.7	99.9	101.4
Other Income (Expense)
Interest Expense	(6.3)	(7.3)	(18.7)	(20.1)
Equity Earnings in ATC	3.2	1.0	9.3	1.0
Other	3.2	2.7	11.9	7.8
Total Other Income (Expense)	0.1	(3.6)	2.5	(11.3)
Income from Continuing Operations
Before Minority Interest and Income Taxes	24.8	35.1	102.4	90.1
Income Tax Expense	8.1	12.1	35.4	32.6
Minority Interest	0.2	1.1	1.6	3.2
Income from Continuing Operations	16.5	21.9	65.4	54.3
Income from Discontinued Operations - Net of Tax	0.0	(0.1)	0.0	(0.5)
Net Income	$16.5	$21.8	$65.4	$53.8

Average Shares of Common Stock
Basic	28.5	27.8	28.2	27.7
Diluted	28.5	27.9	28.3	27.8
Basic Earnings Per Share of Common Stock
Continuing Operations	$0.58	$0.78	$2.31	$1.96
Discontinued Operations	0.00	0.00	0.00	(0.02)
	$0.58	$0.78	$2.31	$1.94
Diluted Earnings Per Share of Common Stock
Continuing Operations	$0.58	$0.78	$2.31	$1.95
Discontinued Operations	0.00	0.00	0.00	(0.02)
	$0.58	$0.78	$2.31	$1.93
Dividends Per Share of Common Stock	$0.4100	$0.3625	$1.2300	$1.0875

Consolidated Balance Sheet
Millions
	Sep. 30,	Dec. 31,		Sep. 30,	Dec. 31,
	2007	2006		2007	2006
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$131.8	$ 149.3	Current Liabilities	$ 129.6	$ 143.5
Other Current Assets	135.8	138.4	Long-Term Debt	409.0	359.8
Property, Plant and Equipment	1,033.8	921.6	Other Liabilities	383.4	364.3
Investments	206.4	189.1	Shareholders' Equity	724.5	665.8
Other	138.7	135.0
Total Assets	$1,646.5	$1,533.4	Total Liabilities and Shareholders' Equity	$1,646.5	$1,533.4

	Quarter Ended		Year to Date
	September 30,		September 30,
ALLETE, Inc.	2007	2006	2007	2006
Income (Loss)
Millions
Regulated Utility	$13.0	$13.7	$37.9	$33.5
Nonregulated Energy Operations	0.6	1.1	3.4	2.9
ATC	1.9	0.6	5.6	0.6
Real Estate	0.6	5.1	15.2	15.7
Other	0.4	1.4	3.3	1.6
Income from Continuing Operations	16.5	21.9	65.4	54.3
Loss from Discontinued Operations	0.0	0.1	0.0	0.5
Net Income	$16.5	$21.8	$65.4	$53.8
Diluted Earnings Per Share
Continuing Operations	$0.58	$0.78	$2.31	$1.95
Discontinued Operations	0.0	0.0	0.0	(0.02)
	$0.58	$0.78	$2.31	$1.93

Statistical Data
Corporate
Common Stock
High	$50.05	$49.30	$51.30	$49.30
Low	$38.60	$43.26	$38.60	$42.99
Close	$44.76	$43.45	$44.76	$43.45
Book Value	$23.50	$21.26	$23.50	$21.26

Kilowatthours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	258.8	263.0	832.1	800.1
Commercial	360.5	361.7	1,033.6	1,005.9
Municipals	255.7	248.6	751.3	684.0
Industrial	1,775.8	1,836.9	5,215.2	5,429.1
Other	21.5	20.8	62.8	59.4
Total Retail and Municipal	2,672.3	2,731.0	7,895.0	7,978.5
Other Power Suppliers	571.9	584.3	1,608.8	1,604.9
Total Regulated Utility	3,244.2	3,315.3	9,503.8	9,583.4
Nonregulated Energy Operations	60.7	60.4	184.2	181.3
Total Kilowatthours Sold	3,304.9	3,375.7	9,688.0	9,764.7

Real Estate
Town Center Development Project
Commercial Square Footage Sold	50,000	114,300	474,476	364,995
Residential Units	–	356	130	542

Palm Coast Park Development Project
Commercial Square Footage Sold	–	–	40,000	–
Residential Units	–	200	406	200

Other Land
Acres Sold	83	242	450	708